ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated June 25, 2014

Media release

Media release: June 25, 2014

UBS ETRACS LAUNCHES 2X LEVERAGED VERSION OF NON-ENERGY MLP ETN

OFFERING SIGNIFICANT MONTHLY INCOME POTENTIAL

ETRACS Monthly Pay 2xLeveraged Wells Fargo® MLP Ex-Energy ETN

New York, June 25th, 2014 – UBS Investment Bank announced that today is the first day of trading on the NYSE Arca® for the ETRACS Monthly Pay 2xLeveraged Wells Fargo® MLP Ex-Energy ETN (NYSE Arca®: LMLP). LMLP is linked to the monthly compounded 2x leveraged performance of the Wells Fargo® Master Limited Partnership Ex-Energy Index (the “Index”).

LMLP Profile

Underlying Index:	Wells Fargo® Master Limited Partnership Ex-Energy Index

2x Index Yield:*	15.24%

Income Potential:	Variable monthly coupon linked to 2 times the cash distributions, if any, of the Index constituents

*This figure is equal to two times the Index Yield calculated as of June 20, 2014 by the sponsor of the Index, Wells Fargo Securities, LLC. Investors are not guaranteed any coupon or distribution amount under the ETN.

LMLP Offers Investors:

•	Significant income potential in the form of a variable monthly coupon linked to 2x the cash distributions, if any, on the Index constituents.

•	Monthly compounded 2x leveraged exposure to the Wells Fargo® MLP Ex-Energy Index, less investor fees.

•	2x exposure to an index comprised of publicly traded companies organized as either a Limited Liability Company or Limited Partnership that derive a majority of their income from non-energy related activities.

“We are pleased to offer investors the opportunity to obtain 2x leveraged exposure to the Wells Fargo® Master Limited Partnership Ex-Energy Index”, said Christopher Yeagley, Head of ETRACS. “We expect LMLP to provide significant income potential.”

About the Wells Fargo® Master Limited Partnership Ex-Energy Index

The Wells Fargo® Master Limited Partnership Ex Energy Index is intended to measure the performance of all non-energy master limited partnerships (“MLPs”) listed on the New York Stock Exchange (“NYSE”), NYSE MKT or NASDAQ that satisfy market capitalization and other eligibility requirements. The Index is a modified market capitalization-weighted index of master limited partnerships (MLPs) that do not have an energy focus and that have a market capitalization of at least $100 million at the time of inclusion. The capitalization weighting methodology is referred to as modified because it includes a 10% weighting limit under which the MLP classes of a particular issuer may not exceed 10% of the total capitalization of the Index. The Index was created on April 1, 2014 and, therefore, has no performance history prior to that date.

Top 10 Index Constituents

Name	Ticker	% Weight
KKR & Co LP	KKR	10.86%
Blackstone Group LP	BX	10.48%
Lazard Ltd	LAZ	10.43%
Carlyle Group LP	CG	10.33%
Icahn Enterprises LP	IEP	10.31%
Och-Ziff Capital Management Group LLC	OZM	9.48%
Apollo Global Management LLC	APO	9.29%
Oaktree Capital Group LLC	OAK	9.12%
Fortress Investment Group LLC	FIG	4.92%
Cedar Fair LP	FUN	4.35%

Source: Wells Fargo Securities, LLC, as of 06/20/14

About ETRACS

For further information about ETRACS ETNs, go to www.etracs.com or download the ETRACS Full ETN List.

ETRACS ETNs are exchange-traded notes, an innovative class of investment products offering access to markets and strategies that may not be readily available to investors, and offer unique diversification opportunities in a number of different sectors. ETRACS ETNs may offer:

•	Convenience of an exchange-traded security
•	Transparent exposure to a published index

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca®, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs involves risks including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS AG. You are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement, or product supplement and pricing supplement for the ETRACS ETNs in which you are interested.

This material is issued by UBS AG and/or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and pricing supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable product supplement and pricing supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC.

Wells Fargo Securities, Wells Fargo Securities, LLC, Wells Fargo, and Wells Fargo® Master Limited Partnership Ex-Energy Index are trademarks of Wells Fargo® & Company and have been licensed for use by UBS AG. This product is not issued, sponsored, endorsed, sold or promoted by Wells Fargo & Company or its affiliates and Wells Fargo & Company makes no representation regarding the advisability of investing in this product. Wells Fargo & Company does not guarantee that the Index referenced by the product has been accurately calculated and shall not have any liability for any error in the calculation.

NYSE Arca, Inc. (“NYSE Arca”), which acts as calculation agent for the Wells Fargo Master Limited Partnership Ex-Energy Index (the “Index”), is not affiliated with UBS AG, Wells Fargo & Company or Wells Fargo Securities, LLC (together, “Wells Fargo”) and does not approve, endorse, review or recommend this Product.

ETRACS Monthly Pay 2xLeveraged Wells Fargo® MLP Ex-Energy ETN is based on the Index, and the value of such Index is derived from sources deemed reliable, but NYSE Arca and its suppliers do not guarantee the correctness or completeness of the Index, its values or other information furnished in connection with the Index.

NEITHER WELLS FARGO NOR NYSE ARCA MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY ANY PERSON OR ENTITY FROM THE USE OF THE INDEX, TRADING BASED ON THE INDEX, OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE TRADING OF THE ETRACS MONTHLY PAY 2xLEVERAGED WELLS FARGO® MLP EX-ENERGY ETN, OR FOR ANY OTHER USE.

The ETRACS Monthly Pay 2x Leveraged Wells Fargo MLP Ex-Energy ETN is not issued, guaranteed, sponsored, or advised by Wells Fargo & Company, Wells Fargo Securities, LLC or their subsidiaries and affiliates (collectively, “Wells Fargo”). Wells Fargo makes no representation or warranty, express or implied, to investors in the ETRACS ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETRACS Monthly Pay 2X Leveraged Wells Fargo MLP Ex –Energy ETN particularly or the ability of any data supplied by Wells Fargo or any Index to track financial instruments comprising the Index or any trading market and no guarantee of performance of the ETRACS Monthly Pay 2X Leveraged Wells Fargo MLP Ex –Energy ETN. Wells Fargo & Company does not guarantee that the Index referenced by the ETRACS ETNs has been accurately calculated and shall not have any liability for any error in the calculation. Wells Fargo’s only relationship to UBS AG is the licensing of certain intellectual property rights relating to the Index as well as trademarks and trade names of Wells Fargo and of the data supplied by Wells Fargo that is determined, composed, compiled and calculated by Wells Fargo or a third party index calculator, without regard to ETRACS Monthly Pay 2X Leveraged Wells Fargo MLP Ex –Energy ETN. Wells Fargo has no obligation to take into consideration the ETRACS Monthly Pay 2X Leveraged Wells Fargo MLP Ex –Energy ETN or investors in the ETRACS ETNs when determining, composing, compiling or calculating the data. Wells Fargo has no obligation or liability in connection with the issuance, listing, registration, distribution, administration, trading or redemption or settlement by the issuer or otherwise of the ETRACS Monthly Pay 2X Leveraged Wells Fargo MLP Ex –Energy ETN.

WELLS FARGO DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR OF ANY DATA SUPPLIED BY IT OR ANY DATA INCLUDED THEREIN. WELLS FARGO MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS AG AND THE ETRACS MONTHLY PAY 2X LEVERAGED WELLS FARGO MLP EX-ENERGY ETN OR ANY OTHER PERSON OR ENTITY FROM THE USE OF INDEX OR OF THE DATA SUPPLIED BY WELLS FARGO OR ANY DATA INCLUDED THEREIN. WELLS FARGO MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX AND THE DATA SUPPLIED BY WELLS FARGO OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL WELLS FARGO HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2014. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS.Other marks may be trademarks of their respective owners. All rights reserved.

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Notes to Editors

UBS draws on its 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Its business strategy is centered on its pre-eminent global wealth management businesses and its leading universal bank in Switzerland, complemented by its Global Asset Management business and its Investment Bank, with a focus on capital efficiency and businesses that offer a superior structural growth and profitability outlook. UBS is present in all major financial centers worldwide.

It has offices in more than 50 countries, with about 35% of its employees working in the Americas, 36% in Switzerland, 17% in the rest of Europe, the Middle East and Africa and 12% in Asia Pacific. UBS employs about 60,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

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